October 4, 2018

Nader Z. Pourhassan, Ph.D.
President and Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

       Re: CytoDyn Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 7, 2018
           Response dated September 24, 2018
           File No. 000-49908

Dear Dr. Pourhassan:

     We have reviewed your response dated September 24, 2018 and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Response dated September 24, 2018

General

1. As it appears you will acquire substantially all of the assets of ProstaGene, and a presumption exists that a separate entity is a business, it appears that you will acquire a business for purposes of Rule 3-05 of Regulation S-X. Please revise your preliminary proxy statement to provide the disclosure required by Items 11(e), 13 and 14 of Schedule
      14A pursuant to Note A of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nader Z. Pourhassan, Ph.D.
CytoDyn Inc.
October 4, 2018
Page 2




       Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.



                                                         Sincerely,
FirstName LastNameNader Z. Pourhassan, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameCytoDyn Inc.
                                                         Office of Healthcare &
Insurance
October 4, 2018 Page 2
cc:       Steven M. Skolnick - Lowenstein Sandler LLP
FirstName LastName